TERYL RESOURCES CORP.

N E W S R E L E A S E

Teryl Resources Corp.
(the “Company”)

TSX Venture Exchange: TRC.V
Pink Sheet Symbol: TRYLF
12g3-2(b) # 82-2026

GRANTING OF STOCK OPTIONS

For Immediate Release: March 4, 2003, Vancouver, BC – Teryl Resources Corp. (TSX Venture Exchange: TRC.V) announces that the Company has granted incentive stock options to individuals of up to 175,000 common shares at a price of $0.40, exercisable for a period of five years from the date of granting.

Shareholder approval for the granting and exercise of incentive stock options was obtained at the Company’s annual general meeting held on January 22, 2003.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.

Statements in this press release regarding Teryl’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

1103 - 11871 Horseshoe Way, Richmond, B.C. V7A 5H5
Phone: 604-278-5996 Fax: 604-278-3409 Toll Free: 800-665-4616 www.terylresources.com